Exhibit 11.
Pennsylvania Commerce Bancorp, Inc.
Computation of Net Income Per Share

For the Quarter Ended March 31, 2005
	Income	Shares	Per Share
			Amount
Basic Earnings Per Share:
Net income	$2,461,000
Preferred stock dividends	(20,000)
Income available to common stockholders	2,441,000	5,902,331	$0.41
Effect of Dilutive Securities:
Stock Options		416,852
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$2,441,000	6,319,183	$0.39
For the Quarter Ended March 31, 2004
	Income	Shares	Per Share
			Amount
Basic Earnings Per Share:
Net income	$1,928,000
Preferred stock dividends	(20,000)
Income available to common stockholders	1,908,000	4,603,116	$0.41
Effect of Dilutive Securities:
Stock Options		433,270
Diluted Earnings Per Share:
Income available to common stockholders plus assumed conversions	$1,908,000	5,036,386	$0.38